MCAP Acquisition Corporation

311 South Wacker Drive, Suite 6400

Chicago, Illinois 60606

December 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone

Re:	MCAP Acquisition Corporation

Registration Statement on Form S-4

Filed August 24, 2021, as amended

File No. 333-259027

Dear Ms. Barone:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MCAP Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Friday, December 3, 2021, or as soon as practicable thereafter.

Very truly yours,
MCAP ACQUISITION CORPORATION

/s/ Theodore L. Koenig
Theodore L. Koenig
Chairman and Chief Executive Officer

cc:	Nelson Mullins Riley & Scarborough LLP
Jonathan H. Talcott
E. Peter Stand